UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

26, Gukjegeumyung-ro 8-gil, Yeongdeungpo-gu, Seoul 07331, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form  40-F ☐

Declaration of Quarterly Cash Dividends by KB Financial Group

On April 24, 2025, the board of directors of KB Financial Group Inc. (“KB Financial Group”) passed a resolution to declare a quarterly cash dividend of KRW 912 per common share for a total dividend amount of KRW 334,885,825,440, assuming the number of outstanding shares to be 367,199,370 shares.

The record date is May 12, 2025 (Korea local time), and in accordance with the Financial Investment Services and Capital Markets Act of Korea, the payment of such dividends is expected to be made within one month following the date of the resolution of the board of directors of KB Financial Group.

The total dividend amount is subject to adjustment based on the actual number of outstanding shares as of the record date, following the acquisition of treasury shares by KB Financial Group as disclosed in its report on Form 6-K titled “Resolution for Acquisition of Treasury Shares” dated April 24, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: April 24, 2025	By: /s/ Sang Rok Na
(Signature)
Name: Sang Rok Na
Title: Managing Director and Chief Financial Officer